LINN ENERGY, LLC

600 Travis Street, Suite 5100

Houston, Texas 77002

September 21, 2012

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Kevin Dougherty

Re:	Request for Acceleration of Effectiveness of Linn Energy, LLC and Linn Energy Finance Corp.’s Registration Statement on Form S-4 (File No. 333-181256) initially filed on May 8, 2012

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Linn Energy, LLC, a Delaware limited liability company (the “Company”) and Linn Energy Finance Corp., a Delaware corporation (together with the Company, the “Issuers”), hereby request that the effectiveness of their Registration Statement on Form S-4 (File No. 333-181256) (as amended, supplemented or otherwise modified prior to the date hereof, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on September 24, 2012, at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

In connection with making this request, the Issuers acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

LINN ENERGY, LLC

LINN ENERGY FINANCE CORP.

LINN ENERGY HOLDINGS, LLC

LINN EXPLORATION MIDCONTINENT, LLC

LINN EXPLORATION & PRODUCTION     MICHIGAN LLC

LINN GAS MARKETING, LLC

LINN MIDWEST ENERGY LLC

LINN OPERATING, INC.

MID-CONTINENT I, LLC

MID-CONTINENT II, LLC

MID-CONTINENT HOLDINGS I, LLC

MID-CONTINENT HOLDINGS II, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, Assistant General Counsel and Corporate Secretary